ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

1 October 2002

02055234

02 OCT -7 AM 9:32

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Yours faithfully,

TED BRINDAL
Company Secretary

dlw 10/8

Lodgement with Australian Stock Exchange:
1 October 2002 ASX Announcement and Media Release

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

Tuesday 1 October 2002

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

GULF COAST OF USA

LOCATION BUILDING COMMENCES AT RAINOSEK PROJECT

A location has been agreed with the landowner, John Rainosek, and earth-moving equipment has been mobilised to prepare for the drilling of the Rainosek-3 well. The well, a planned 8,750-foot test of nine potential Eocene Wilcox pay zones, will be drilled under a turnkey contract by Grey Wolf Drilling Company and is expected to take 16 days.

Rainosek is a devebpment project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

The Rainosek Project is seen as offering low risk but high potential. The initial well, if successful, will be followed by the re-entry and stimulation of an existing Midcox producer. Importantly the project is supported by subsurface well control and 3D seismic. Three additional locations have been identified for drilling during 2003.

The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. A rig is due on location in approximately three weeks. This timing and the fact the proposed location is less than 200 feet from an existing gas line will enable FAR to capture stronger gas prices normally associated with the North American winter.

FAR's working interest is 20 percent. FAR is being joined in the Rainosek Project by its partner at Lake Long, Kriti Exploration, Inc. Other working interests are held by North American entities.

NATURAL GAS PRICES MOVE THROUGH US$4.00 (per mmbtu) LEVEL.

Henry Hub Louisiana and Katy Hub Texas natural gas prices have surged to 15-month highs following weather related disruption to supplies in the gulf coast region of the USA. Implications are positive for the Rainosek Project where FAR recently elected to increase its participation to 20 percent based on lower pricing models.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Earlier economic modelling for Rainosek was based on an independent Engineering Study prepared by Haas Petroleum Engineering Services, Inc of Dallas, Texas. Using pricing parameters of US$20 per bbl and US$2.20 per mcf with escalation, the project (100%) returned a present worth discounted at 10 percent of US$14.9 million. Prices used in the study compare to current product prices exceeding US$30 per bbl for oil and US$4.00 per mcf for gas.

CHINA - BEIBU GULF BLOCK 22/12 - 5% (carried)
OPERATOR: ROC

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations which merit further study.

The recently acquired 421 sq km 3D seismic survey is currently being processed and is expected to be interpreted by year-end.

The 3D seismic is designed to be integrated with an engineering review of a fast track, low cost, development of one or more of the five oil discoveries within the Block. On this basis, the Joint Venture expects to drill between one and three back-to-back wells, including at least one exploration well, commencing some time between March and November 2003.

Commenting to the ASX on activities in the Beibu Gulf, the Operator's Chief Executive Officer, was recently quoted as saying that:

> *"China is clearly intent on accessing more oil reserves, both within and beyond the country. Since China became a net oil importer in 1993 its import dependence has steadily increased as consumption, rising at almost 6% per year, outstripped domestic supply, which increased at less than 2% per year. Reportedly, in 2001, China imported 28% of its total consumption and by 2020 this is expected to rise to as much as 50% with as much as 95% of the oil imported into China from 2010 expected to come from the Middle East.*
>
> *Because of China's established and growing thirst for indigenous oil the Operator believes that the Beibu Gulf Joint Venture and the relevant government authorities in China share the same agenda: to thoroughly explore and appraise the potential of the Beibu Gulf Block in an effort to establish new production as cost efficiently and as quickly as possible."*

The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km of the Block.

FAR is carried for US$633,000 in expenditure on the China Beibu Gulf Project.

AUSTRALIA

ARGOS-1 WELL
WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

The Argos Prospect remains on schedule for a November 2002 spud date. Argos will be drilled using the Apache operated Ensco 56 jackup rig. Argos is on trend and approximately 3 km south of the Woodside operated Legendre Field commissioned mid 2001 at 40,000 barrels of oil per day. The Prospect is supported by modern 3D seismic and its proximity to infrastructure provides a robust economic model for development.

BANJO-1 WELL - FARMOUT NEGOTIATIONS
EP 397 - OFFSHORE CARNARVON BASIN - 33.33% (OPERATOR - TAP OIL NL)

FAR has entered into an agreement with Rawson Resources NL, whereby Rawson has the right to earn a 10 percent interest in the Banjo-1 well by paying 13.33 percent of FAR's well costs. Upon successful conclusion to the agreement FAR's interest would reduce to 23.33 percent.

The agreement is subject to regulatory approval, the terms of the Joint Operating Agreement and the successful completion of a proposed capital raising by Rawson Resources NL. Rawson has advised intent to lodge a prospectus with ASIC during October 2002.

Banjo-1 has been proposed as a 1,000 metre Triassic test and subject to rig availability is likely to be drilled in March 2003.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au